                                                                 File No. 69-479

                      SECURITIES AND EXCHANGE COMMISSION

                               Washington, D.C.

                                  FORM U-3A-2

    Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the Provisions of the Public Utility Holding Company Act of 1935

                     To Be Filed Annually Prior to March 1

                               CLECO CORPORATION

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1. Name, state of organization, location, nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

     Claimant, Cleco Corporation (Cleco), is incorporated under the laws of the State of Louisiana and is located at 2030 Donahue Ferry Road, Pineville, Louisiana 71360. Cleco is a "holding company" under the Public Utility Holding Company Act of 1935 (the "Act"). Cleco and Cleco Power LLC, the only subsidiary public utility company of Cleco, are predominantly intrastate in character and carry on their business substantially in Louisiana, the state of incorporation for both entities.

     Claimant has the following active subsidiaries, all of which are located at 2030 Donahue Ferry Road, Pineville, Louisiana 71360 unless otherwise noted:

          A. Cleco Power LLC (Cleco Power), the successor to Cleco Utility Group Inc., is a limited liability company established in accordance with the laws of the State of Louisiana. It is an operating electric public utility engaged in the generation, purchase, transmission, distribution and sale of electric energy in portions of north, central, south central, and southeast Louisiana. Cleco Power supplies retail and sale-for-resale electric service to approximately 250,000 customers. Cleco Power also has energy marketing operations.

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          B.   Cleco Midstream Resources LLC (Cleco Midstream), a wholly owned subsidiary of Cleco, is organized under the laws of the State of Louisiana and serves as an intermediary holding company, with its subsidiaries engaged in energy procurement, competitive electric generation, wholesale generation project development, exempt wholesale generation, natural gas pipeline, generation facilities operations, and energy marketing and trading businesses.

                    1. Acadia Power Holdings LLC (Acadia Holdings), a wholly owned subsidiary of Cleco Midstream, is organized under the laws of the State of Louisiana and serves as an intermediary holding company, with its subsidiary engaged in prospective exempt wholesale generation.

                              a. Acadia Power Partners, LLC (Acadia Partners), a partially owned subsidiary of Acadia Holdings (50%), is organized under the laws of the State of Delaware and represents an electric generation and wholesale generation project that is in a developmental stage. Acadia Partners has received pre-authorization from the Federal Energy Regulatory Commission ("FERC") to operate as an EWG if and when it owns and operates eligible facilities, as defined in the Act, and sells electric energy at wholesale, as defined in the Act (and described in Acadia Partners' EWG application to the FERC). Acadia Partners is not yet engaged either in the ownership and operation of eligible facilities or in the selling of electric energy at wholesale. Thus, Acadia Partners is not yet an EWG. It is anticipated that Acadia Partners will complete its formation as an EWG in the summer of 2002, when construction of the eligible facilities is complete.

                    2. Cleco Business Development LLC, a wholly owned subsidiary of Cleco Midstream, is organized under the laws of the State of Louisiana and is an inactive subsidiary.

                    3. Cleco Columbian LLC, a wholly owned subsidiary of Cleco Midstream, is organized under the laws of the State of Louisiana and is a potential electric co-generation and wholesale electric marketing project that is in an early developmental stage.

                    4. Cleco Energy LLC (Cleco Energy), a wholly owned subsidiary of Cleco Midstream, is organized under the laws of the State of Texas and is located at 1201 Dairy Ashford, Houston, Texas 77079. Cleco Energy engages primarily in the wholesale marketing of natural gas, as well as natural gas production, gathering and transmission.

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                    Each of Cleco Energy's subsidiaries is located at 1201 Dairy
                    Ashford, Houston, Texas 77079 unless otherwise noted in the description that follows:

                         a. Sabine Texican Pipeline Company (Sabine Texican), a wholly owned subsidiary of Cleco Energy, is organized under the laws of the State of Texas and engages in the production, purchasing, gathering, marketing, and transmission of natural gas through its subsidiaries.

                                   (1) CLE Intrastate Pipeline Company, Inc.
                                       (CLE Pipeline), a wholly owned subsidiary of Sabine Texican, is incorporated under the laws of the State of Louisiana. CLE Pipeline operates a set of intrastate natural gas transmission pipelines connecting Cleco Power's and Cleco Evangeline LLC's (Cleco Evangeline's - see Item 4. below) natural gas-fired power plants to the interstate natural gas transmission grid.

                                   (2) DeSoto Pipeline Company, Inc., a wholly
                                       owned subsidiary of Sabine Texican, is
                                       incorporated under the laws of the State of Louisiana and engages in the ownership and operation of intrastate natural gas transmission pipelines.

                                   (3) Four Square Gas Company, Inc., a wholly
                                       owned subsidiary of Sabine Texican, is
                                       incorporated under the laws of the State of Louisiana and serves as the principal marketing arm of liquid hydrocarbons and natural gas for Sabine Texican.

                                   (4) Four Square Production, LLC, a wholly
                                       owned subsidiary of Sabine Texican, is
                                       organized under the laws of the State of Texas and engages in the ownership and operation of oil and natural gas producing wells.

                                   (5) Hudson SVD, LLC (Hudson SVD), a partially
                                       owned subsidiary of Sabine Texican (50%), is organized under the laws of the State of Texas and owns several natural gas gathering systems. Hudson SVD and its subsidiary listed below are located at 2810 West Frank, Lufkin, Texas 75904.

                                          (i) Providence Partners, LLC, a
                                              majority owned subsidiary of
                                              Hudson SVD (93%), is organized
                                              under the laws of the State of

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                                              Texas and engages in the
                                              development and operation of a
                                              natural gas gathering system and
                                              natural gas processing plant.

                                   (6) Panola Exploration, Inc., a wholly owned
                                       subsidiary of Sabine Texican, is
                                       incorporated under the laws of the State of Texas and was formed to acquire working interests in oil and/or natural gas properties. It currently has no assets and is not considered an operating entity of Sabine Texican.

                                   (7) STP Marketing, Inc. (STP), a wholly owned
                                       subsidiary of Sabine Texican, is
                                       incorporated under the laws of the State of Texas and was formed as an intermediary marketing company. STP is currently an inactive subsidiary with no assets and is in the process of dissolution.

                         5. Cleco Generation Services LLC (Cleco Generation), a wholly owned subsidiary of Cleco Midstream, is organized under the laws of the State of Louisiana and is a services company that provides electric power plant operations, maintenance, and engineering expertise, as well as labor support to Cleco Power's and Cleco Evangeline's (see Item 4. below) power plants and potentially to other generation owners, such as utilities, EWGs, rural electric cooperatives, municipal electric systems, and manufacturing industries with plant site generation.

                         6. Cleco Marketing & Trading LLC (Cleco Marketing), a wholly owned subsidiary of Cleco Midstream, is organized under the laws of the State of Louisiana and engages in the wholesale marketing of electricity and natural gas. Cleco Marketing does not own or operate facilities for the generation, transmission, or distribution of electric energy for sale.

                         7. Perryville Energy Holdings LLC (Perryville Holdings), a wholly owned subsidiary of Cleco Midstream, is organized under the laws of the State of Louisiana and serves as an intermediary holding company, with its subsidiary engaged in prospective exempt wholesale generation.

                                a. Perryville Energy Partners, LLC (Perryville
                                   Partners), a partially owned subsidiary of Perryville Holdings (50%), is organized under the laws of the State of Delaware and represents an electric generation and wholesale generation project that is in a developmental stage. Perryville Partners has received pre-authorization from the FERC to operate as an

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                                   EWG if and when it owns and operates eligible
                                   facilities, as defined in the Act, and sells electric energy at wholesale, as defined in the Act (and described in Perryville
                                   Partners' EWG application to the FERC).
                                   Perryville Partners is not yet engaged either in the ownership and operation of eligible facilities or in the selling of electric energy at wholesale. Thus, Perryville
                                   Partners is not yet an EWG. The 150-megawatt first phase of Perryville Partners is expected to be operational by the summer of 2001, at which time Perryville Partners will be an EWG. It is anticipated that the 550-megawatt second phase of Perryville Partners will be completed in the summer of 2002.

          C. Cleco Support Group LLC, a wholly owned subsidiary of Cleco, is organized under the laws of the State of Louisiana and provides joint and common administrative support services to Cleco and its affiliates in the areas of information technology; financial, cash management, accounting and auditing; human resources; corporate communications; project consulting; and other administrative services.

          D. CLE Resources, Inc. (CLE Resources), a wholly owned subsidiary of Cleco, is incorporated under the laws of the State of Delaware and is located at 1105 Market Street, Suite 1300, Wilmington, Delaware 19890. The sole function of CLE Resources is to provide a portion of the financing for certain Cleco subsidiaries.

          E. Cleco Innovations LLC (Cleco Innovations), a wholly owned subsidiary of Cleco, is organized under the laws of the State of Louisiana and serves as an intermediary holding company, with its subsidiaries engaged in passive investments and utility line construction and repair.

                    1. Cleco ConnexUs LLC, a wholly owned subsidiary of Cleco Innovations, is organized under the laws of the State of Louisiana and currently has assumed a passive investment posture.

                    2. Utility Construction & Technology Solutions LLC (UtiliTech), a wholly owned subsidiary of Cleco Innovations, is organized under the laws of the State of Louisiana and provides utility engineering and line construction services to municipal governments, rural electric cooperatives and investor-owned electric utility companies. The provision of these services is not a public utility action subject to the jurisdiction of the Louisiana Public Service Commission.

                         In December 2000, the management of Cleco decided to sell substantially all of UtiliTech's assets and discontinue UtiliTech's operations after the sale. The sale is expected to be finalized during

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                         the first quarter of 2001 with all operations expected
                         to cease by March 31, 2001.

     2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

               A. Cleco does not own any property used for the generation, transmission, or distribution of electric energy for sale, or for the production, transmission or distribution of natural gas or manufactured gas.

               B. As of December 31, 2000, Cleco Power owned electric generating facilities with an aggregate capacity of approximately 1,359 megawatts ("MW"). Cleco Power's ownership interests in generation facilities, which it uses to serve its retail customers and to make wholesale sales of electric energy, are as follows:

                    ------------------------------------------------------------
                         Generating
                         Facility        Location      % Ownership      MW Owned
                    ------------------------------------------------------------
                         Dolet Hills     Mansfield, LA        50             325
                    ------------------------------------------------------------
                         Franklin        Franklin, LA        100               7
                    ------------------------------------------------------------
                         Rodemacher #1   Boyce, LA           100             440
                    ------------------------------------------------------------
                         Rodemacher #2   Boyce, LA            30             157
                    ------------------------------------------------------------
                         Teche           Baldwin, LA         100             430
                    ------------------------------------------------------------

                          As of December 31, 2000, Cleco Power also owned a
                    transmission system (69kV and above) of approximately 1,207 circuit miles, including 17 miles of 69 kV lines; 661 miles of 138 kV lines; 462 miles of 230 kV lines; and 67 miles of 500 kV lines, and a distribution system of 10,843 circuit miles, including 624 circuit miles of underground distribution. Electric substation capacity associated with the above-described electric system consisted of 176 distribution substations with a total installed transformer capacity of 1,520 MVa and 57 transmission substations with a total installed transformer capacity of 8,209 MVa. The electric generating stations and substations, general office building, central warehouse, regional customer service offices/centers, and call center are located in Louisiana.

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                         As of December 31, 2000, Cleco Power did not own any
                    properties for the production, transmission or distribution of natural gas or manufactured gas.

     3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

          (a) Number of kWh of electric energy sold (at retail or wholesale), and Mcf of natural or manufactured gas distributed at retail.

                                           Electricity            Gas
                                           -----------            ---

               Cleco                               None           None
               Cleco Power                9,047,000,000           None
               State of Sale                  Louisiana           None
               Revenue from Sale           $636,373,000           None

          (b) Number of kWh of electric energy and Mcf of natural or manufactured gas distributed at retail outside the State in which each company is organized.

                                           Electricity            Gas
                                           -----------            ---

               Cleco                          None               None
               Cleco Power                    None               None

          (c) Number of kWh of electric energy and Mcf of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

                                           Electricity            Gas
                                           -----------            ---

               Cleco                          None                 None
               Cleco Power                    None               43,269
               State of Sale                   --                 Texas
               Revenue from Sale                None             $193,525

          (d) Number of kWh of electric energy and Mcf of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

                                           Electricity            Gas
                                           -----------            ---

               Cleco                          None                None
               Cleco Power                    None           1,531,413
               State of Purchase               --                Texas
               Revenue from Purchase          None          $4,815,778

                                       7
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     4.   The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

               Cleco is not an EWG or a foreign utility company but does hold an indirect interest in a company, Cleco Evangeline LLC (Cleco Evangeline), that is an authorized EWG as defined in the Act.

               Cleco also holds an interest in two electric generation and wholesale generation projects that are in a developmental stage, Acadia Power Partners, LLC and Perryville Energy Partners, LLC (See items 1.B.1.a. and 1.B.7.a. above).

          (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

                    Cleco Evangeline, a wholly owned subsidiary of Cleco
               Midstream, is organized under the laws of the State of Louisiana and owns a 775 MW electric generation facility. Commercial operation of the facility began in July 2000. Cleco Evangeline has entered into a Capacity Sale and Tolling Agreement with Williams Energy Marketing and Trading Company ("Williams"), whereby for 20 years Williams has the right to own and market the electricity produced by the facility. Cleco Evangeline collects a fee from Williams for operating and maintaining the facility.

                    The generation facility is located in central Louisiana at
               2180 St. Landry Hwy., St. Landry, Louisiana 71367.

          (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

               Cleco Evangeline is a wholly owned subsidiary of Cleco Midstream.

          (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

                    Financing documents, providing for debt or equity financing of Cleco Evangeline, and involving Cleco or its affiliates, are as follows:

                    (1) Equity Contribution Agreement, by Cleco in favor of
                        -----------------------------
                        Cleco Evangeline, and Bank One Trust Company, N.A., or other party serving as the

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                        collateral agent for the lenders to Cleco Evangeline
                        (the "Collateral Agent"), pursuant to which Cleco will contribute up to $51.5 million to Cleco Evangeline. Pursuant to this agreement, Cleco Midstream contributed $43.6 million to Cleco Evangeline during 2000.


     (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

          Cleco Evangeline
          ----------------

          Long-term debt                            $218,600,000

          Equity                                    $ 35,983,000

          Net Income                                $  8,381,000

     (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

          All of the following contracts pertain to the generation facilities of Cleco Evangeline specified in item 4(a) above.

               (1)  Agreement for Engineering, Procurement, and Construction
                    --------------------------------------------------------
                    Services, between Cleco Evangeline and Cleco Midstream
                    --------
                    pursuant to which Cleco Midstream provides engineering, design, procurement, construction, start-up and initial testing of Cleco Evangeline's generation facilities. Pursuant to this agreement, estimated costs at December 31, 2000 were $203,093,799.

               (2)  Guaranty of Agreement for Engineering, Procurement, and
                    -------------------------------------------------------
                    Construction Services, between Cleco and Cleco Evangeline,
                    ---------------------
                    pursuant to which Cleco guarantees the performance of Cleco Midstream's performance obligations under the Agreement for Engineering, Procurement, and Construction Services.

               (3)  Operation and Maintenance Agreement, between Cleco
                    -----------------------------------
                    Evangeline and Cleco Generation, pursuant to which Cleco Generation provides operation and maintenance services on behalf of Cleco Evangeline, as operator. Cleco Evangeline is to pay Cleco Generation for all actual costs for (i) labor, (ii) materials, consumables and repair parts, (iii) certain taxes paid by Cleco Generation under this agreement,
                    (iv) payments to subcontractors or other service providers,
                    (v) engineering and technical

                                       9
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                    services that Cleco Evangeline requests and that are
                    provided by Cleco Generation and (vi) additional reasonable overhead expenses fairly allocated to services provided by Cleco Generation.

               (4)  Guaranty of Operation and Maintenance Agreement, between
                    -----------------------------------------------
                    Cleco and Cleco Evangeline, pursuant to which Cleco guarantees Cleco Generation's performance obligations under the Operation and Maintenance Agreement.

               (5)  Gas Transportation Agreement, between Cleco Evangeline and
                    ----------------------------
                    CLE Pipeline pursuant to which CLE Pipeline is to transport Cleco Evangeline's natural gas fuel requirements via CLE Pipeline's lateral transmission pipelines from nearby interconnections with third party mainline transmission pipelines. The transportation rate consists of a demand charge of $63,000 per month plus a commodity charge of $.01 per MMBtu of natural gas delivered.

               (6)  Guaranty of Gas Transportation Agreement, between Cleco and
                    ----------------------------------------
                    Cleco Evangeline, pursuant to which Cleco guarantees CLE Pipeline's performance obligations under the Gas Transportation Agreement.

               (7)  Interconnection Agreement, between Cleco Evangeline and
                    -------------------------
                    Cleco Power, pursuant to which the bus bars at Cleco Evangeline's generation facilities are interconnected to Cleco Power's adjacent transmission lines. Cleco Evangeline is obligated to construct, own, operate and maintain all the interconnection facilities and equipment on its side of the point of interconnection and Cleco Power is obligated to construct, own, operate, and maintain the interconnection facilities and equipment on its side of the point of interconnection. Pursuant to this agreement, Cleco Evangeline has reimbursed Cleco Power its construction costs for these customer specific interconnection facilities.

               (8)  Agreement for Electric Service, between Cleco Power and
                    ------------------------------
                    Cleco Evangeline, pursuant to which Cleco Power will make retail sales for a 10-year period to Cleco Evangeline pursuant to Cleco Power's LPSC Rate Schedule GS and its Rider Schedule for Long-Term Economic Development Service, subject to approval by the LPSC.

               (9)  Agreement for Sale and Purchase of Natural Gas, between CLE
                    ----------------------------------------------
                    Pipeline and Cleco Evangeline, pursuant to which CLE Pipeline is to sell start-up gas to Cleco Evangeline during the test period of Cleco Evangeline's generation facilities. The sales price is the index price for spot sales of natural gas, as published in "Gas Daily".

               (10) Agency Agreement, between Cleco Marketing and Cleco
                    ----------------
                    Evangeline, pursuant to which Cleco Marketing is to act as agent or broker, on behalf

                                       10
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                    of Cleco Evangeline in acquiring and delivering replacement power for Cleco Evangeline to deliver to Cleco Evangeline's customer during certain unscheduled outages of facilities. The brokerage fee is $2.00 per MW hour of energy purchased by Cleco Marketing on behalf of Cleco Evangeline.

               (11) Agency Agreement, between Cleco Evangeline and Cleco
                    ----------------
                    Marketing, pursuant to which Cleco Marketing is to act as an agent or broker, on behalf of Cleco Evangeline in purchasing, marketing and reselling test energy produced by the facility prior to commercial operations under the terms of the Cleco Evangeline and Williams Capacity Sale and Tolling Agreement. The marketing fee is fifty percent (50%) of all margins, if any, for energy sold by Cleco Marketing in the billing month on behalf of Cleco Evangeline. The brokering fee is fifty percent (50%) of all margins, if any, for energy brokered by Cleco Marketing in the billing month on behalf of Cleco Evangeline.

               (12) Master Use Agreements for Transfer of Assets, Goods, and
                    --------------------------------------------------------
                    Services, between Cleco Evangeline and each of the following
                    --------
                    entities: Cleco, Cleco Power, UtiliTech, CLE Pipeline, CLE Resources, Cleco Energy, Cleco Marketing and Trading, Cleco Generation, Cleco Support Group, and Cleco Midstream, pursuant to which Cleco Evangeline and the counterparties agree that each will provide for the use by and benefit of the other party any assets, goods, and services that they mutually agree upon. Depending upon the types of property transferred, the transferee pays the transferor the fair market value, fully loaded cost or list price for any assets, goods, or services.

               (13) Human Resources Master Services Agreements, between Cleco
                    ------------------------------------------
                    Evangeline and each of the following entities: Cleco, Cleco Power, UtiliTech, CLE Pipeline, CLE Resources, and Cleco Energy, Cleco Marketing and Trading, Cleco Generation, Cleco Support Group, and Cleco Midstream, pursuant to which Cleco Evangeline may agree to designate certain of its employees to provide services for the counterparty and/or the counterparty may agree to designate certain of its employees to provide services for Cleco Evangeline. The party borrowing the employees is required to pay the loaning party the aggregate labor charges attributable to the loaned employees, which includes direct payroll costs, employee salaries, and benefits, as well as a share of departmental expenses.

               (14) Consents to Assignment to Lenders, among Cleco Evangeline,
                    ---------------------------------
                    the Collateral Agent, and each of Cleco, Cleco Power, CLE Pipeline, Cleco Midstream, Cleco Generation, Cleco Marketing, UtiliTech, CLE Resources, and Cleco Energy, pursuant to which those parties consent to the collateral assignment of all the foregoing agreements by Cleco

                    Evangeline to the Collateral Agent to secure Cleco Evangeline's financing.

               (15) Act of Assignment and Assumption of Leases and Servitudes
                    ---------------------------------------------------------
                    and Sale of Movables, between Cleco Power and Cleco
                    --------------------
                    Evangeline, pursuant to which Cleco Power assigned to Cleco Evangeline multiple long-term leases that provide for the use of the cooling canal and lakes utilized for water discharged from the generation facilities.

               (16) Act of Lease between Cleco Power and Cleco Evangeline,
                    ----------------------------------------------------
                    pursuant to which Cleco Power leased to Cleco Evangeline certain property for use as general office space and unreserved parking space for $4,062.83 per month, and land rental during the construction phase at a monthly rate of $18,000 per month. The monies paid on the land rental shall be applied to the purchase price of the said land following the construction phase.

               (17) Equity Contribution Agreement by Cleco in favor of Cleco
                    -----------------------------
                    Evangeline as a condition precedent to the issuance of Cleco Evangeline's Senior Secured Bonds. Cleco is obligated to contribute or cause to be contributed to Cleco Evangeline, from time to time, for the benefit of the secured parties, an equity contribution on the date and in the amount specified in the agreement. Ordinary equity amount shall mean $38,600,000 and the overrun equity amount shall mean $12,860,000. Total equity amount is the sum of the ordinary and overrun equity amounts. Pursuant to the terms of this agreement, $43,581,040 was contributed by Cleco to Cleco Evangeline during 2000.

                                       12
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The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 28/th/ day of February, 2001.

                                         Cleco Corporation

                                         By: /s/ THOMAS J. HOWLIN
                                             ----------------------------
                                                 Thomas J. Howlin
                                                 Senior Vice President &
                                                 Chief Financial Officer
Corporate Seal

Attest:

By: /s/ MICHAEL P. PRUDHOMME
    ------------------------
        Michael P. Prudhomme
        Corporate Secretary

Name, titles, and address of officer to whom notices and correspondence concerning this statement should be addressed:

Thomas J. Howlin                                     With Copy to:
Senior Vice President &                              Timothy S. Taylor
Chief Financial Officer                              Baker Botts L.L.P.
Cleco Corporation                                    One Shell Plaza
2030 Donahue Ferry Road                              910 Louisiana
Pineville, LA 71360                                  Houston, TX 77002-4995
Phone: (318) 484-7400                                Phone: (713) 229-1184
Fax: (318) 484-7777                                  Fax: (713) 229-7784

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                                    EXHIBIT A

          A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

See attached statements labeled EXHIBIT A.

                                    EXHIBIT B

An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

See attached statement labeled EXHIBIT B.

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